August 31, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.

Via EDGAR, facsimile (202.942.9533) and E-mail (rosenbergj@sec.gov)

Re: IntegraMed America, Inc.
Form 10-K for the year ended December 31, 2004
File Number 000-20260

Dear Mr. Rosenberg:

We have received your comments on our above-noted filing and we will respond to those comments by providing detailed explanations. We do find that we will not be able to respond in the allotted ten days as we will need more time to prepare our comments and review them with our auditors.

Our auditors for the period covered by the letter were PricewaterhouseCoopers. Subsequent to the reporting on those financial statements we engaged Amper, Politziner & Mattia as our new auditors. As a result, we will have to review our comments with, and respond to questions by, both sets of auditors, which will add more time to the process.

We will file our response to your comments on or before September 30, 2005.

Thank you for your consideration.

Please contact me at 914.251.4143 if you have comments or further questions regarding this letter.

Sincerely,



John W. Hlywak, Jr.
Senior Vice President and Chief Financial Officer